As filed with the Securities and Exchange Commission on February 10, 2012

Registration No. 333-166447

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

Amendment No. 3

to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

Cole Corporate Income Trust, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Address, Including Zip Code and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

D. Kirk McAllaster, Jr.

Executive Vice President,

Chief Financial Officer and Treasurer

Cole Corporate Income Trust, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Lauren Burnham Prevost, Esq.

Heath D. Linsky, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑ Registration No. 333-166447

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (Registration No. 333-166447) is filed pursuant Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b)	Exhibits

The following exhibits are filed as part of this registration statement.

Exhibit No.	Description
4.1	Form of Initial Subscription Agreement
4.2	Form of Additional Subscription Agreement
4.3	Form of Alternative Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 10th day of February, 2012.

COLE CORPORATE INCOME TRUST, INC.

By:	/S/ D. KIRK MCALLASTER, JR.
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

* Christopher H. Cole	Chief Executive Officer, President and Director (Principal Executive Officer)	February 10, 2012

/S/ D. KIRK MCALLASTER, JR. D. Kirk McAllaster, Jr.	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 10, 2012

/S/ SIMON J. MISSELBROOK Simon J. Misselbrook	Senior Vice President of Accounting (Principal Accounting Officer)	February 10, 2012

* Marc T. Nemer	Director	February 10, 2012

* Marcus E. Bromley	Director	February 10, 2012

* Randy J. Pace	Director	February 10, 2012

* Leonard W. Wood	Director	February 10, 2012

*By:	/S/ D. KIRK MCALLASTER, JR.
D. Kirk McAllaster, Jr.
Attorney-in-Fact